

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 4, 2008

Via U.S. Mail and Fax (516-624-0638)
Mr. William Bozsnyak
Chief Executive Officer
SearchHelp, Inc.
6800 Jericho Turnpike, Suite 208E
Syosset, NY 11791

> RE: **SearchHelp, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Filed April 11, 2007**
>
> **Forms 10-Q for Fiscal Quarter Ended March 31, June 30, and September 30, 2007**
> **File No. 1-31590**

Dear Mr. Bozsnyak:

We have reviewed your supplemental response letter dated December 14, 2007 and have the following comments. As noted in our comment letter dated October 31, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB for the Year Ended December 31, 2006

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(b) Revenue Recognition, page F-8

1. We note your response to comments 6 and 8. In order to further evaluate the appropriateness of your revenue recognition accounting policy, tell us in detail the nature and terms of your relationship with both your distributors and retailers. In your response address, among other factors, the following:

- Does the distributor act as a principal or as an agent in your relationship with you?

- Who do you consider your customer, the retailer or the distributor?

- Do you bill the retailer or the distributor?

- What is the nature of the service the distributor provides to you?

- How do you compensate the distributor?

- Do you ship the merchandise directly to the retailer?

- What are the credit terms and the return policy?

- Your basis for originally recording a 25% reserve for returns privileges and the subsequent increase to 40%

- You indicate in your response that your normal return policy grants the vendor the right to return any product that is damaged or defective at the time of receipt, or returned to the vendor by the end user because such product is incomplete or otherwise defective for any reason. It appears to us that a 25% and 40% reserve for this type of return policy appears excessive. In this regard, tell us whether you accept return of products from your customers under other circumstances.

- We note that you had an account receivable balance of $250,085 at December 31, 2006, revenues of $276,014 for the nine month ended September 30, 2007 and an account receivable balance of $532,055 at September 30, 2007. We also note that you had net software revenues of $305,425 for the year ended December 31, 2006. Therefore, it appears that your sales collections have been minimal. Tell in detail why. Tell us whether there is an oral or written agreement whereby the retailer can wait to pay you until the merchandise is sold to the end user and/or the end user rights of return to the retailer expires.

Considering the nature of our comment, tell us in more detail why you believe that your current revenue recognition accounting policy is appropriate. In your response address your consideration to SFAS 48 and SAB 101, as amended by SAB 104.

(q) Intangible assets and Amortization, page F-10

2.   Please refer to prior comment 10. Tell us the reason why you acquired E-Top-Pics. Tell us how you determined the amount of the purchase price allocated to goodwill and

customer relationship. Tell us in more detail of the nature of the customer relationship and how you concluded that a 10 year amortization period was appropriate.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Please file your response letter on EDGAR.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director